EXHIBIT 99.10

Rio Tinto

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

25 April 2025

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

myShare vesting

On 22 April 2025, the following PDMRs / KMPs received their vested matching shares under myShare, of which sufficient were sold on 22 April 2025 to pay applicable withholding taxes and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Cunningham, Peter	6.077121	7.568221	3.178578	GBP 44.329055	4.389643
Rio Tinto Limited shares	Kaufman, Sinead	11.393067	13.459067	0	-	13.459067
Rio Tinto plc shares	Stausholm, Jakob	6.077121	7.568221	3.178578	GBP 44.329055	4.389643

**The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.*

myShare purchase

On 17 April 2025, the following PDMRs / KMPs acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Cunningham, Peter	8.547168	8.547168	GBP 43.87418

Notice to ASX/LSE Rio Tinto plc shares Jackson, Katie 8.547168 8.547168 GBP 43.87418 Rio Tinto Limited shares Kaufman, Sinead 13.273413 13.273413 AUD 110.7477 Rio Tinto plc shares Pécresse, Jérôme 16.803503 16.803503 GBP 43.87418 Rio Tinto plc shares Stausholm, Jakob 8.547168 8.547168 GBP 43.87418 UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. On 17 April 2025, the following PDMRs / KMPs purchased shares under the UKSP and were allocated the same number of matching shares. Security Name of PDMR Number of shares acquired Number of matching shares awarded Price per share Rio Tinto plc shares Jackson, Katie 9 9 GBP 43.87418 Rio Tinto plc shares Stausholm, Jakob 9 9 GBP 43.87418 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com